Rosemary G. Reilly

+1 617 526 6633 (t)

+1 617 526 5000 (f)

rosemary.reilly@wilmerhale.com

August 3, 2020

By EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Allen Torney, Division of Corporation Finance

Re:	Sage Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 27, 2020

File No. 001-36544

Dear Ms. Torney:

Our client, Sage Therapeutics, Inc. (the “Company”), is in receipt of the letter, dated July 23, 2020, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing. Per my colleague’s voicemail, to ensure ample time to provide you with thorough responses, the Company anticipates providing a complete response to the comment letter no later than Thursday, August 20, 2020.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (617) 526-6633.

Sincerely,

/s/ Rosemary Reilly
Rosemary Reilly

cc:	Sasha Parikh, Division of Corporation Finance

Kimi Iguchi, Chief Financial Officer, Sage Therapeutics, Inc.

Anne Marie Cook, Senior Vice President, General Counsel, Sage Therapeutics, Inc.

Jennifer Fitzpatrick, Vice President, Corporate Counsel, Sage Therapeutics, Inc.